UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GETTY IMAGES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Jonathan D. Klein

Chief Executive Officer

Getty Images, Inc.

601 North 34th Street

Seattle, Washington 98103

(206) 925-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig W. Adas, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Pkwy Redwood Shores, CA 94065 (650) 802-3000	Brian M. Stadler, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$8,079,268.23*	$317.52*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price payable for options to purchase shares of Common Stock being solicited in this offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $317.52

Form or Registration No.: Schedule TO

Filing Party: Getty Images, Inc.

Date Filed: May 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) filed by Getty Images, Inc., a Delaware corporation (“Getty Images”), with the Securities and Exchange Commission on May 23, 2008, relating to the offer by Getty Images to purchase outstanding options to purchase shares of its common stock, par value $0.01 per share (“Common Stock”), on the terms and subject to the conditions described in the Offer to Purchase for Cash all Outstanding Options to Purchase Common Stock, dated May 23, 2008, and related attachments thereto (the “Offer to Purchase”). This Amendment No. 1 contains an E-Mail Announcing Extension of Tender Offer Period, attached to the Statement as Exhibit (a)(1)(I).

This Amendment No. 1 to the Statement is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information

Item 11(b) of the Statement is hereby amended and supplemented by inserting the following:

On June 23, 2008, Getty Images announced the Company’s extension of the expiration date of the tender offer period until 3:00 p.m., Pacific Time, on July 2, 2008. A copy of the e-mail notifying the optionholders of such extension is filed as Exhibit (a)(1)(I) to this Statement and is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase for Cash all Outstanding Options to Purchase Common Stock, dated May 23, 2008.*

(a)(1)(B)	Election Form.*

(a)(1)(C)	Withdrawal Form.*

(a)(1)(D)	Letter to Optionholders, dated May 23, 2008.*

(a)(1)(E)	Example of Personal Options Statement.*

(a)(1)(F)	Form of Confirmation E-Mails.*

(a)(1)(G)	Form of Reminder E-Mails.*

(a)(1)(H)	Questions and Answers about Restricted Stock Units and Stock Options.*

(a)(1)(I)	E-Mail Announcing Extension of Tender Offer Period.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Senior Secured Credit Facilities Commitment Letter, dated February 24, 2008, from Barclays Bank Plc, General Electric Capital Corporation, GE Capital Markets, Inc., The Royal Bank of Scotland Plc and RBS Securities Corporation to Abe Acquisition Corp., incorporated herein by reference to Exhibit (b)(1) of the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by Getty Images with the Securities and Exchange Commission on March 27, 2008.

(d)(1)	Amended and Restated Getty Images, Inc. 1998 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.4 of Getty Images’ Form 10-Q filed by Getty Images with the Securities and Exchange Commission on August 12, 2002.

(d)(2)	Getty Images, Inc. 2005 Incentive Plan, incorporated herein by reference to Appendix A of the Definitive Proxy Statement of Getty Images, Inc. filed by Getty Images with the Securities and Exchange Commission on March 29, 2005.

(d)(3)	Definitive Proxy Statement of Getty Images, Inc., incorporated herein by reference to the Schedule 14A filed by Getty Images with the Securities and Exchange Commission on May 22, 2008 (the “Proxy Statement”).

(d)(4)	Agreement and Plan of Merger, dated as of February 24, 2008, by and among Getty Images, Inc., Abe Investment, L.P. and Abe Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(5)	Equity Commitment Letter, dated February 24, 2008, by and among Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P. and Abe Investment, L.P., incorporated herein by reference to Exhibit (d)(13) of Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by Getty Images with the Securities and Exchange Commission on May 8, 2008.

(d)(6)	Co-Investor Equity Commitment Letter, dated February 24, 2008, by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Farallon Capital Offshore Investors II, L.P. and Abe Investment, L.P., incorporated herein by reference to Exhibit (d)(14) of Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by Getty Images with the Securities and Exchange Commission on May 8, 2008.

(d)(7)	Rollover Commitment Letter, dated February 24, 2008, from Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement to Abe Investment, L.P., incorporated herein by reference to Exhibit 2 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on May 23, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETTY IMAGES, INC.

/s/ JOHN LAPHAM
John Lapham Senior Vice President and General Counsel

Date: June 23, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash all Outstanding Options to Purchase Common Stock, dated May 23, 2008.*

(a)(1)(B)	Election Form.*

(a)(1)(C)	Withdrawal Form.*

(a)(1)(D)	Letter to Optionholders, dated May 23, 2008.*

(a)(1)(E)	Example of Personal Options Statement*

(a)(1)(F)	Form of Confirmation E-Mails.*

(a)(1)(G)	Form of Reminder E-Mails.*

(a)(1)(H)	Questions and Answers about Restricted Stock Units and Stock Options*

(a)(1)(I)	E-Mail Announcing Extension of Tender Offer Period.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Senior Secured Credit Facilities Commitment Letter, dated February 24, 2008, from Barclays Bank Plc, General Electric Capital Corporation, GE Capital Markets, Inc., The Royal Bank of Scotland Plc and RBS Securities Corporation to Abe Acquisition Corp., incorporated herein by reference to Exhibit (b)(1) of the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by Getty Images with the Securities and Exchange Commission on March 27, 2008.

(d)(1)	Amended and Restated Getty Images, Inc. 1998 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.4 of Getty Images’ Form 10-Q filed by Getty Images with the Securities and Exchange Commission on August 12, 2002.

(d)(2)	Getty Images, Inc. 2005 Incentive Plan, incorporated herein by reference to Appendix A of the Definitive Proxy Statement of Getty Images, Inc. filed by Getty Images with the Securities and Exchange Commission on March 29, 2005.

(d)(3)	Definitive Proxy Statement of Getty Images, Inc., incorporated herein by reference to the Schedule 14A filed by Getty Images with the Securities and Exchange Commission on May 22, 2008 (the “Proxy Statement”).

(d)(4)	Agreement and Plan of Merger, dated as of February 24, 2008, by and among Getty Images, Inc., Abe Investment, L.P. and Abe Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(5)	Equity Commitment Letter, dated February 24, 2008, by and among Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P. and Abe Investment, L.P., incorporated herein by reference to Exhibit (d)(13) of Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by Getty Images with the Securities and Exchange Commission on May 8, 2008.

(d)(6)	Co-Investor Equity Commitment Letter, dated February 24, 2008, by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Farallon Capital Offshore Investors II, L.P. and Abe Investment, L.P., incorporated herein by reference to Exhibit (d)(14) of Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by Getty Images with the Securities and Exchange Commission on May 8, 2008.

(d)(7)	Rollover Commitment Letter, dated February 24, 2008, from Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement to Abe Investment, L.P., incorporated herein by reference to Exhibit 2 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on May 23, 2008